# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VODAFONE GROUP PUBLIC LTD CO, CIK 0000839923
CUSIP: 92857W308
Title of class of securities: Ordinary Shares of 20 20/21 US cents each
Address of issuer's principal executive offices: VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, United Kingdom (X0), RG14 2FN
Date of event which requires filing of this statement: 08/19/2026
Filed by CIK 0002152193
Persons authorized to receive notices and communications: Denis Klimentchenko, Skadden, Arps, Slate,, Meagher & Flom (UK) LLP, 22 Bishopsgate, London, United Kingdom (X0), EC2N 4BQ, 44(0)20 7519 7289

## Reporting persons
- Vega SAS (CIK 0002152193): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,287,892,576; sole dispositive power 0; shared dispositive power 2,287,892,576; aggregate amount beneficially owned 2,287,892,576 (9.9% of the class)
  Comment: The aggregate amount beneficially owned in row 11 in the table above reflects 2,287,892,576 Ordinary Shares of 20 20/21 US cents each ("Ordinary Shares") of Vodafone Group Public Limited Company (the "Issuer") that Vega SAS, a company incorporated under French law as a societe par actions simplifiee ("Vega") has the right to acquire under the First Equity Derivative Transaction and the Second Equity Derivative Transactions (each as defined in Item 4 below) within 60 days of the date of this filing. Maya SAS ("Maya"), as the sole owner of Vega, may be deemed to have beneficial ownership over the Ordinary Shares beneficially owned by Vega. Xavier Niel, the President of Maya, Jules Niel, John Niel, Elisa Niel and Joseph Niel (together, the "Niel Family") may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by Vega and Maya.
- Maya SAS: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,287,892,576; sole dispositive power 0; shared dispositive power 2,287,892,576; aggregate amount beneficially owned 2,287,892,576 (9.9% of the class)
  Comment: The aggregate amount beneficially owned in row 11 in the table above reflects 2,287,892,576 Ordinary Shares that Vega has the right to acquire under the First Equity Derivative Transaction and the Second Equity Derivative Transactions (each as defined in Item 4 below) within 60 days of the date of this filing. Maya, as the sole owner of Vega, may be deemed to have beneficial ownership over the Ordinary Shares beneficially owned by Vega. The Niel Family may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by Vega and Maya.
- Xavier Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,287,892,576; sole dispositive power 0; shared dispositive power 2,287,892,576; aggregate amount beneficially owned 2,287,892,576 (9.9% of the class)
  Comment: The aggregate amount beneficially owned in row 11 in the table above reflects 2,287,892,576 Ordinary Shares that Vega has the right to acquire under the First Equity Derivative Transaction and the Second Equity Derivative Transactions (each as defined in Item 4 below) within 60 days of the date of this filing. Maya, as the sole owner of Vega, may be deemed to have beneficial ownership over the Ordinary Shares beneficially owned by Vega. The Niel Family may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by Vega and Maya.
- Jules Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,287,892,576; sole dispositive power 0; shared dispositive power 2,287,892,576; aggregate amount beneficially owned 2,287,892,576 (9.9% of the class)
  Comment: The aggregate amount beneficially owned in row 11 in the table above reflects 2,287,892,576 Ordinary Shares that Vega has the right to acquire under the First Equity Derivative Transaction and the Second Equity Derivative Transactions (each as defined in Item 4 below) within 60 days of the date of this filing. Maya, as the sole owner of Vega, may be deemed to have beneficial ownership over the Ordinary Shares beneficially owned by Vega. The Niel Family may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by Vega and Maya.
- John Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,287,892,576; sole dispositive power 0; shared dispositive power 2,287,892,576; aggregate amount beneficially owned 2,287,892,576 (9.9% of the class)
  Comment: The aggregate amount beneficially owned in row 11 in the table above reflects 2,287,892,576 Ordinary Shares that Vega has the right to acquire under the First Equity Derivative Transaction and the Second Equity Derivative Transactions (each as defined in Item 4 below) within 60 days of the date of this filing. Maya, as the sole owner of Vega, may be deemed to have beneficial ownership over the Ordinary Shares beneficially owned by Vega. The Niel Family may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by Vega and Maya.
- Elisa Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,287,892,576; sole dispositive power 0; shared dispositive power 2,287,892,576; aggregate amount beneficially owned 2,287,892,576 (9.9% of the class)
  Comment: The aggregate amount beneficially owned in row 11 in the table above reflects 2,287,892,576 Ordinary Shares that Vega has the right to acquire under the First Equity Derivative Transaction and the Second Equity Derivative Transactions (each as defined in Item 4 below) within 60 days of the date of this filing. Maya, as the sole owner of Vega, may be deemed to have beneficial ownership over the Ordinary Shares beneficially owned by Vega. The Niel Family may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by Vega and Maya.
- Joseph Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,287,892,576; sole dispositive power 0; shared dispositive power 2,287,892,576; aggregate amount beneficially owned 2,287,892,576 (9.9% of the class)
  Comment: The aggregate amount beneficially owned in row 11 in the table above reflects 2,287,892,576 Ordinary Shares that Vega has the right to acquire under the First Equity Derivative Transaction and the Second Equity Derivative Transactions (each as defined in Item 4 below) within 60 days of the date of this filing. Maya, as the sole owner of Vega, may be deemed to have beneficial ownership over the Ordinary Shares beneficially owned by Vega. The Niel Family may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by Vega and Maya.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares of 20 20/21 US cents each
Name of issuer: VODAFONE GROUP PUBLIC LTD CO
Address of issuer's principal executive offices: VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, United Kingdom (X0), RG14 2FN
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the Ordinary Shares of 20 20/21 US cents each (the "Ordinary Shares") of Vodafone Group Public Limited Company (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by (i) Vega SAS ("Vega"), (ii) Maya SAS ("Maya"), (iii) Xavier Niel, (iv) Jules Niel, (v) John Niel, (vi) Elisa Niel and (vii) Joseph Niel (each a "Reporting Person" and collectively, the "Reporting Persons").

Vega is wholly owned by Maya, which in turn is wholly owned jointly by the Niel Family.

Set forth on Annex A attached hereto is a listing of the directors and executive officers of each of Vega and Maya (collectively, the "Covered Persons"), and certain other information, including the business address and present principal occupation or employment/role of each of the Covered Persons, and is incorporated herein by reference.
Residence or business address: The business address of the Reporting Persons is 16 rue de la Ville l'Eveque 75008 Paris, France.
Present principal occupation or employment: The principal business of Vega is to invest in securities of the Issuer. The principal business of Maya is to serve as a holding company of the Iliad group. Members of the Niel Family jointly own Maya.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of each of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The First Equity Derivative Transaction and the Second Equity Derivative Transactions (each as defined in Item 4 below) are expected to be funded either with the proceeds to be drawn from an equity financing transaction with unaffiliated third party financial institutions or by funds borrowed from one of the affiliates of Vega.

## Item 4. Purpose of Transaction
Purpose of transaction:
First Equity Derivative Transaction

On May 22, 2026, Vega entered into an equity derivative transaction (the "First Equity Derivative Transaction" and the documentation relating thereto the "First Equity Derivative Transaction Agreements") with an unaffiliated third party financial institution (the "Bank"), which was subsequently amended on July 13, 2026 and July 27, 2026. Under the First Equity Derivative Transaction, Vega expects to purchase up to 630,000,000 Ordinary Shares on or before February 22, 2027 (such scheduled settlement date to be automatically extended to the business day falling twelve months after May 22, 2026, unless the Bank notifies Vega before August 30, 2026 of its intention not to so extend), provided that Vega may notify an earlier scheduled settlement date as further set out below (as so extended or brought forward, the "Scheduled Settlement Date 1").

The First Equity Derivative Transaction provides for (i) automatic physical settlement in Ordinary Shares subject to certain conditions, absent any extraordinary event and including Vega's obtaining certain regulatory clearances or (ii) otherwise cash settlement as the case may be.

On August 19, 2026, the first of such regulatory clearances was obtained. Accordingly, the transaction can be settled up to an amount that does not result in Vega and its affiliates' aggregate beneficial ownership of Ordinary Shares exceeding 9.9% of total outstanding Ordinary Shares on the Scheduled Settlement Date 1 (although Vega has the right to notify an earlier Scheduled Settlement Date 1 for a physical settlement relating to the entire number of notional shares under the First Equity Derivative Transaction Agreements). Physical settlement of the balance above that threshold of the Ordinary Shares under the First Equity Derivative Transaction requires Vega to obtain the additional regulatory clearances. If such additional regulatory clearances have not been evidenced by the applicable Scheduled Settlement Date 1, the First Equity Derivative Transaction will be settled in cash (wholly or in part) such that Vega and its affiliates' aggregate beneficial ownership of Ordinary Shares does not exceed 9.9% of total outstanding Ordinary Shares (including any delivery of Ordinary Shares pursuant to the Second Equity Derivative Transactions referred to below as the case may be).

Under the terms of the First Equity Derivative Transaction Agreements, absent any extraordinary event, Vega will be obligated to pay the Bank in cash an amount defined under such agreements for the acquisition of a number of Ordinary Shares determined in accordance with the terms of such agreements, in consideration of which the Bank will be obligated, at the relevant settlement date in accordance with the terms of such agreements, to deliver such number of such Ordinary Shares. Cash dividends (relating to the Ordinary Shares not having yet been delivered to Vega under the First Equity Derivative Transaction Agreements) paid during the term thereof will give rise to a payment by the Bank to Vega for an amount determined (taking into account all relevant withholding taxes) in accordance with the First Equity Derivative Transaction Agreements.

The First Equity Derivative Transaction Agreements provide that Vega does not have any direct or indirect voting, investment or dispositive control over any of the Ordinary Shares held by the Bank corresponding to its hedging position until a settlement and delivery of such shares to Vega and that the Bank will not notify or consult with Vega regarding any voting rights with respect to the Ordinary Shares that relate to its hedging position.

The foregoing description of the First Equity Derivative Transaction is qualified in its entirety by reference to the terms of the First Equity Derivative Transaction Agreements, copies of which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Second Equity Derivative Transactions

On July 6, 2026, Vega entered into three separate equity derivative transactions (the "Second Equity Derivative Transactions" and the documentation relating thereto the "Second Equity Derivative Transaction Agreements") with three unaffiliated third party financial institutions (the "Banks"). Under the Second Equity Derivative Transactions, Vega expects to purchase up to an aggregate of 3,944,743,685 Ordinary Shares, divided substantially in equal proportions among the three Banks, on or before July 6, 2027, extendable to January 6, 2028 with the Banks' consent (the "Scheduled Settlement Date 2"). The actual timing and the number of Ordinary Shares under such transactions will be determined based on certain parameters of the Second Equity Derivative Transaction Agreements.

The Second Equity Derivative Transactions provide for (i) automatic physical settlement in Ordinary Shares, absent any extraordinary event and subject to certain conditions, including Vega's obtaining certain regulatory clearances or (ii) otherwise cash settlement as the case may be.

On August 19, 2026, the first of such regulatory clearances was obtained. Accordingly, automatic physical settlement in Ordinary Shares under the Second Equity Derivative Transactions may occur up to an amount that does not result in Vega and its affiliates' aggregate beneficial ownership of Ordinary Shares exceeding 9.9% of total outstanding Ordinary Shares. Physical settlement of the balance of the Ordinary Shares under the Second Equity Derivative Transactions requires Vega to obtain the additional regulatory clearances. Vega has the right to request an earlier scheduled settlement date for a physical settlement relating to part of the Ordinary Shares thereunder. If such additional regulatory clearances have not been evidenced by the applicable scheduled date for cash settlement under the Second Equity Derivative Transaction Agreements, the Second Equity Derivative Transactions will be settled in cash (wholly or in part) such that Vega and its affiliates' aggregate beneficial ownership of Ordinary Shares does not exceed 9.9% of total outstanding Ordinary Shares (including any delivery of Ordinary Shares pursuant to the First Equity Derivative Transaction referred to above as the case may be).

Under the terms of the Second Equity Derivative Transaction Agreements, absent any extraordinary event, Vega will be obligated to pay the Banks in cash on each relevant settlement date an amount defined under such agreements for the acquisition of a number of Ordinary Shares determined in accordance with the terms of such agreements, in consideration of which the Banks will be obligated, at the relevant settlement date in accordance with the terms of such agreements, to deliver such number of such Ordinary Shares. Cash dividends (relating to the Ordinary Shares not having yet been delivered to Vega under the Second Equity Derivative Transaction Agreements) paid during the term thereof will give rise to a payment by the Banks to Vega for an amount determined (taking into account all relevant withholding taxes) in accordance with the Second Equity Derivative Transaction Agreements.

The Second Equity Derivative Transaction Agreements provide that Vega does not have any direct or indirect voting, investment or dispositive control over any of the Ordinary Shares held by the Banks corresponding to their hedging positions until a settlement and delivery of such shares to Vega and that the Banks will not notify or consult with Vega regarding any voting rights with respect to the Ordinary Shares that relate to their hedging positions.

The foregoing description of the Second Equity Derivative Transactions is qualified in its entirety by reference to the terms of the Second Equity Derivative Transaction Agreements, copies of which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

For the avoidance of doubt, the 9.9% regulatory condition limitation described above applies to Vega and its affiliates' aggregate beneficial ownership of Ordinary Shares across the First Equity Derivative Transaction and the Second Equity Derivative Transactions taken together.

Offer to Purchase Ordinary Shares

On July 7, 2026, Vega delivered a binding offer (the "Binding Offer") to Emirates Telecommunications Group Company PJSC (the "Seller"), in which Vega offered to acquire the entire 3,944,743,685 Ordinary Shares owned by the Seller (the "Seller Shares") for GBX 110.4792 per share. Under the terms of the Binding Offer, each of Vega's counterparty Banks for the Second Equity Derivative Transactions would acquire the Seller Shares via off-market purchases in the form of block trades directly from the Seller to hedge their obligations under the Second Equity Derivative Transactions, including in particular the physical delivery upon maturity of the Seller Shares to Vega under the Second Equity Derivative Transactions in accordance with their terms, subject to Vega's obtaining applicable regulatory clearances (failing which the Second Equity Derivative Transactions would be settled in cash). The Seller accepted the Binding Offer on July 10, 2026.

The foregoing description of the Binding Offer is qualified in its entirety by reference to the terms of the Binding Offer, a copy of which is filed as exhibit to this Schedule 13D and incorporated herein by reference.

Purpose of Transaction

The Reporting Persons intend to acquire the Ordinary Shares indirectly through Vega for long-term investment purposes. The Reporting Persons intend to continue to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other securityholders of the Issuer, or other third parties, including potential acquirers, from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical, industry and/or other advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including a merger, demerger, reorganization or liquidation) involving the Issuer or any of its subsidiaries, including any public offer for all or part of the Issuer's securities; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases, contributions or similar transactions; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer's securities, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

Additionally, the Reporting Persons may from time to time increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See Items 11 and 13 of each of the cover pages.

The percentage of Ordinary Shares outstanding is calculated on the basis of 23,110,026,036 voting rights outstanding as of July 31, 2026, calculated on the basis of 24,328,684,399 Ordinary Shares composing the share capital of the Issuer, of which 1,218,658,363 Ordinary Shares are held in treasury, as set forth in the Issuer's "Total Voting Rights and Capital" disclosure through the RNS dated August 3, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7 through 10 of each of the cover pages.
Transactions in the class effected during the past sixty days: Other than as described in this Schedule 13D, the Reporting Persons have not effected any transactions in Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement
2. FBF Master Agreement, dated May 22, 2026, by and between Vega SAS and Societe Generale
3. Amendment Agreement No. 2 relating to the First Equity Derivative Transaction, dated July 27, 2026, by and between Vega SAS and Societe Generale (English translation of French original)
4. FBF Master Agreement, dated July 6, 2026, by and between Vega SAS and BNP Paribas
5. Confirmation related to the Second Equity Derivative Transaction Agreements, dated July 6, 2026, by and between Vega SAS and BNP Paribas
6. FBF Master Agreement, dated July 6, 2026, by and between Vega SAS and Credit Agricole Corporate and Investment Bank
7. Confirmation related to the Second Equity Derivative Transaction Agreements, dated July 6, 2026, by and between Vega SAS and Credit Agricole Corporate and Investment Bank
8. FBF Master Agreement, dated July 6, 2026, by and between Vega SAS and Societe Generale
9. Confirmation related to the Second Equity Derivative Transaction Agreements, dated July 6, 2026, by and between Vega SAS and Societe Generale
10. Binding Offer, dated July 7, 2026, from Vega SAS to Emirates Telecommunications Group Company PJSC
11. Letter of Undertaking, dated July 7, 2026, from BNP Paribas to Emirates Telecommunications Group Company PJSC
12. Letter of Undertaking, dated July 7, 2026, from Credit Agricole Corporate and Investment Bank to Emirates Telecommunications Group Company PJSC
13. Letter of Undertaking, dated July 7, 2026, from Societe Generale to Emirates Telecommunications Group Company PJSC
14. Seller Undertaking Letter, dated July 7, 2026, from Emirates Telecommunications Group Company PJSC to Vega SAS

## Signatures
- Vega SAS: /s/ Xavier Niel, Xavier Niel, President of Maya SAS, itself President of Vega SAS (08/26/2026)
- Maya SAS: /s/ Xavier Niel, Xavier Niel, President (08/26/2026)
- Xavier Niel: /s/ Xavier Niel, Xavier Niel (08/26/2026)
- Jules Niel: /s/ Jules Niel, Jules Niel (08/26/2026)
- John Niel: /s/ John Niel, John Niel (08/26/2026)
- Elisa Niel: /s/ Xavier Niel, Xavier Niel, Attorney-in-Fact, for and on behalf of as Parent/Guardian of Elisa Niel (08/26/2026)
- Joseph Niel: /s/ Xavier Niel, Xavier Niel, Attorney-in-Fact, for and on behalf of as Parent/Guardian of Joseph Niel (08/26/2026)